Alcoa and subsidiaries	EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

For the six months ended June 30, 2006

(in millions, except ratio)

Six months ended June 30	2006
Earnings:
Income from continuing operations before taxes on income	$2,221
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(46)
Fixed charges	218
Distributed income of less than 50%-owned persons	13
Amortization of capitalized interest	11

Total earnings	$2,417

Fixed Charges:
Interest expense:
Consolidated	$190
Proportionate share of 50%-owned persons	3

$193

Amount representative of the interest factor in rents:
Consolidated	$24
Proportionate share of 50%-owned persons	1

$25

Fixed charges added to earnings	$218

Interest capitalized:
Consolidated	$54
Proportionate share of 50%-owned persons	—

$54

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$272

Ratio of earnings to fixed charges	8.9